UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 __________________________

FORM 11-K
__________________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____.

 __________________________

Commission file number: 1–14315

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CORNERSTONE BUILDING BRANDS 401(K) PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cornerstone Building Brands, Inc.
5020 Weston Parkway, Suite 400
Cary, North Carolina 27513

CORNERSTONE BUILDING BRANDS 401(K) PROFIT SHARING PLAN

December 31, 2020 and 2019

*All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants
Cornerstone Building Brands 401(k) Profit Sharing Plan

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Cornerstone Building Brands 401(k) Profit Sharing Plan (formerly the NCI 401(k) Profit Sharing Plan) (the Plan) as of December 31, 2020, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying supplemental schedule of assets (held at end of year) as of December 31, 2020, and schedule of delinquent participant contributions for the year then ended have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the DOL’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Hancock Askew & Co., LLP
We have served as the Plan’s auditor since 2021.
Peachtree Corners, Georgia
June 22, 2021

Report of Independent Registered Public Accounting Firm

Plan Administrators and Plan Participants
Cornerstone Building Brands 401(k) Profit Sharing Plan

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Cornerstone Building Brands 401(k) Profit Sharing Plan (formerly the NCI 401(k) Profit Sharing Plan) (the “Plan”) as of December 31, 2019, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ ACM LLP
We served as the Plan’s auditor from 2019 through 2021
Denver, Colorado
June 10, 2020

Cornerstone Building Brands 401(k) Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2020 and 2019

	2020	2019
Assets:
Investments, at fair value (See Notes 3 and 4):
Mutual funds	$499,309,929	$9,024
Common collective trust	90,673,139	44,516,726
Cornerstone Building Brands Stock Fund	8,253,674	7,986,030
Total investments	598,236,742	52,511,780

Receivables:
Participants’ contributions	—	150,885
Employer contributions	212,898	3,431,921
Participant notes receivable	13,660,154	7,668,665
Pending cash settlement receivable (See Note 1)	—	245,834,623
Total receivables	13,873,052	257,086,094

Net assets available for benefits	$612,109,794	$309,597,874

The accompanying notes are an integral part of these financial statements.

Cornerstone Building Brands 401(k) Profit Sharing Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2020 and 2019

	2020	2019
Additions to net assets attributed to:
Investment income:
Interest and dividends	$5,702,535	$4,181,149
Net appreciation in fair value of investments	65,479,886	48,181,323
Total net investment income	71,182,421	52,362,472

Interest income from notes receivable from participants	892,973	461,904

Contributions:
Participant	34,375,220	16,692,262
Employer	18,090,924	7,980,583
Rollover	3,947,464	1,386,533
Total contributions	56,413,608	26,059,378

Total additions	128,489,002	78,883,754

Deductions to net assets attributed to:
Benefits paid directly to participants	108,331,671	41,321,851
Administrative expenses	734,142	711,165
Total deductions	109,065,813	42,033,016

Net increase in net assets, before transfers	19,423,189	36,850,738

Transfers in (See Note 1)	283,088,731	—
Net increase in net assets, after transfers	302,511,920	36,850,738

Net assets available for benefits:
Beginning of the year	309,597,874	272,747,136
End of the year	$612,109,794	$309,597,874

The accompanying notes are an integral part of these financial statements.

Cornerstone Building Brands 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2020 and 2019

Note 1: Description of the Plan
The following description of the Cornerstone Building Brands 401(k) Profit Sharing Plan (formerly the NCI 401(k) Profit Sharing Plan) (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description and Plan document, which are available from the Plan administrator, for a more complete description of the Plan’s provisions.
General
The Plan, established January 15, 1992, is a defined contribution plan covering all eligible employees (at least eighteen years of age or older, effective January 1, 2020) of Cornerstone Building Brands, Inc., formerly NCI Building Systems, Inc., and its affiliates (the “Company”, the “Employer” or “Plan Sponsor”).
The trustee and recordkeeper of the Plan were Wells Fargo Bank, N.A. (“Wells Fargo”) through December 31, 2019. Effective January 1, 2020, the trustee and recordkeeper were changed to Fidelity Management Trust Company (“Fidelity”). In preparation for the transition to Fidelity, the majority of the investments held at Wells Fargo were liquidated and held as a pending cash settlement receivable of $245,834,623 as of December 31, 2019.
The Plan has been amended from time to time. Effective January 1, 2016, the Plan was amended and restated in the form of a volume submitter plan sponsored by Wells Fargo Bank, N.A. As amended, the Plan reflected the most recent statutory and regulatory changes applicable to plans maintained under sections 401(a) and 401(k) of the Internal Revenue Code. Effective January 1, 2020, in conjunction with the change in trustee and recordkeeper to Fidelity, the Plan was restated to a Fidelity Volume Submitter Plan Document (“Fidelity Document”), that is designed to comply with the provisions of the Internal Revenue Code Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”).
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Effective January 1, 2020, the Environmental Materials, LLC 401(k) Plan (“Environmental Materials Plan”) and the Ply Gem 401(k) Savings Plan (“prior plan” or “Ply Gem Plan”) were merged into the Plan. In order to facilitate this transition, participants of the Environmental Materials Plan were not able to enroll, direct or diversify investments to their accounts, or obtain a loan or distribution from their Environmental Materials Plan accounts from December 27, 2019, through the week of January 19, 2020. The participants of the Ply Gem Plan were not able to enroll, direct or diversify investments to their accounts, or obtain a loan or distribution from their Ply Gem Plan accounts from December 18, 2019, through the week of January 19, 2020. Participant balances from the Environmental Materials Plan and Ply Gem Plan of approximately $9,547,000 and $264,673,000, respectively, and loan balances of $264,000 and $8,604,000, respectively, were transferred into the Plan in January 2020.
On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was passed into law. The CARES Act expands the ability of certain 401(k) plan participants to withdraw, penalty free, funds from their vested retirement plan accounts, increases the participant loan limit, and delays loan repayments for up to one year, subject to the certain participant eligibility criteria. The Plan adopted certain provisions of the CARES Act and will subsequently amend the Plan to incorporate these provisions.
Automatic Enrollment
Prior to January 1, 2020, eligible employees hired on or following January 1, 2017 and whose Plan entry date was on or following March 1, 2017, were automatically enrolled in the Plan and deemed to have elected a deferral rate of 3% of their pre-tax annual compensation, unless the employee affirmatively elected not to participate or elected a different deferral rate. Effective January 1, 2020, the Plan was restated and the automatic enrollment provision was eliminated.
Contributions
Effective January 1, 2020, participants may contribute on a pre-tax or after-tax Roth basis a minimum of 1% up to a maximum of 75% of their compensation (as defined by the Plan), limited to the maximum limit determined annually by the Internal Revenue Service. Prior to January 1, 2020, participants could contribute on a pre-tax or after-tax Roth basis a minimum

Cornerstone Building Brands 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2020 and 2019

of 1% up to a maximum of 50% of their annual compensation, limited to the maximum limit determined annually by the Internal Revenue Service. Effective January 1, 2019, the Company executed a resolution to remove the 7% highly compensated employee limit for deferrals (formerly limited to deferring a maximum of 7% of their annual compensation) and removed the availability of flat dollar contributions elections. Effective January 1, 2020, a voluntary auto-increase feature has been added allowing participants to designate a 1 percent to 3 percent automatic annual contribution increase to their accounts.
Effective January 1, 2020, the Plan Sponsor will contribute a Safe Harbor match of 100 percent of the first 3 percent of pay contributed by participants and 50 percent of the next 2 percent of pay contributed and will contribute the match on a pay-period basis. The Company may also make a discretionary matching contribution in an amount determined by the Plan Sponsor for non-collectively bargained employees, not to exceed 4 percent of pay contributed to the Plan. Collectively bargained employees receive a non-discretionary match of the same percentage as the non-collectively bargained employees. Additionally, certain collectively bargained employees receive a non-discretionary, non-elective contribution of 4 percent of their gross pay in lieu of a pension accrual. For the years ended December 31, 2020 and 2019, the Company made discretionary and non-discretionary matching contributions totaling $17,878,026 and $7,766,172, respectively, of which $3,217,510, is included in Employer contributions receivable as of December 31, 2019. For the years ended December 31, 2020 and 2019, the Company made non-discretionary non-elective contributions totaling $212,898 and $214,411, respectively, which are included in Employer contributions receivable as of December 31, 2020 and 2019, respectively.
Participants direct the investment of their contributions, as well as the Company’s contribution, into various investment options offered by the Plan. The Plan currently offers a variety of mutual funds (including unitized portfolios), common collective trust funds, and the Cornerstone Building Brands Stock Fund (“the Cornerstone Stock Fund”) as investment options for participants.
Participant Accounts
Each participant’s account is credited with the participant’s contribution, the Company’s contribution and the Plan’s earnings, and is charged with withdrawals and an allocation of Plan losses and certain administrative expenses such as participant loan fees, express mailing charges on requested distributions, frequent trading fees and recordkeeping fees. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.
Effective January 1, 2020, Roth in-plan conversions are now permitted.
Vesting and Forfeitures
Participants are immediately vested in their voluntary contributions plus earnings thereon. Participants are vested in the Company’s discretionary and non-discretionary contribution portions of their accounts plus earnings thereon based on “years of service” as that term is defined in the Plan document. Participants are fully vested in the Company’s contributions upon completion of three years of service. In addition, vesting schedules for certain Employer contributions made to the Environmental Materials Plan and the Ply Gem Plan, that merged into the Plan, remain in place. Effective January 1, 2020, a safe harbor match has been added to the Plan in which participants are 100% vested. All participants who were actively employed on January 1, 2020 had their accounts fully vested.
A participant becomes fully vested upon death, becoming disabled (as defined in the Plan) or upon attaining age 65; otherwise, the non-vested balance is forfeited upon termination of service. Forfeitures may be used to pay for Plan administrative expenses and to reduce Employer contributions. At December 31, 2020 and 2019, forfeited, non-vested accounts totaled approximately $316,000 and $222,000, respectively. For the years ended December 31, 2020 and 2019, Plan fees totaling approximately $257,000 and $239,000, respectively, were paid from forfeited, non-vested accounts, approximately $937,000 was used to offset Employer contributions for 2020, and no forfeitures were used to offset Employer contributions for 2019.

Cornerstone Building Brands 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2020 and 2019

Payment of Benefits
Upon termination of service, a participant may elect to receive partial, lump-sum or installment amounts equal to the vested value of the participant’s account, shares of the Company’s common stock at the value of the Cornerstone Stock Fund, or continue in the trust in such a manner as though the participant had not terminated (if the participant’s account balance is greater than $5,000, excluding rollover contributions), subject to minimum distribution rules as described in the Plan document. Participants over the age of 59 1/2 may make in-service withdrawals of the vested value of their accounts. Distributions prior to the age of 59 1/2 are also permitted for hardship withdrawals in the event of an immediate and heavy financial need, as defined in the Plan document.
Participant Notes Receivable
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, or 50% of their vested account balances, whichever is less. The loans are secured by the balances in the participants’ accounts and bear interest at rates that are commensurate with local prevailing rates as determined by the Plan administrator. Interest rates on outstanding participant notes receivable ranged from 3.25% to 10.25% at December 31, 2020 and 4.25% to 10.25% at December 31, 2019. Principal and interest payments occur ratably through regular bi-weekly payroll deductions over a period not to exceed five years, unless the notes receivable were used to purchase a primary residence in which case the note receivable terms may exceed five years.
Effective January 1, 2019, the Company executed a resolution to limit the number of loans a participant can hold to one outstanding loan at a time and to remove the loan requirement for hardship withdrawals.
Plan Termination
Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
Note 2: Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Concentrations, Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.
The Plan’s investments in the Wells Fargo Stable Return Fund, Cornerstone Small Cap Equity Fund and the Cornerstone Large Cap Equity Fund represented 15.16 percent, 12.02 percent and 21.64 percent, respectively, of the Plan’s total investment balance at December 31, 2020. The Plan’s investment in the Wells Fargo Stable Return Fund represented 14.92 percent of the Plan’s total investment balance plus the pending cash settlement receivable balance at December 31, 2019.

Cornerstone Building Brands 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2020 and 2019

In January 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a “Public Health Emergency of International Concern,” which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Plan, its investment performance, and overall financial results.
Valuation of Investments and Income Recognition
The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Certain Plan investments are reported at fair value, with fair value measured using the net asset value per share as a practical expedient. See Notes 3 and 4 for discussion of fair value measurements.
Net appreciation in fair value of investments includes capital gains, realized gains and losses on investments sold during the year and unrealized appreciation of investments held at the end of the year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Participant Notes Receivable
Participant notes receivable are measured at their unpaid principal balance and any accrued, unpaid interest was de minimis. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses was recorded as of December 31, 2020 and 2019.
Payment of Benefits
Benefit payments to participants are recorded upon distribution.
Administrative Expenses
Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation in fair value of investments. Effective January 1, 2020, the annual plan recordkeeping fee of $43 per participant is paid by Plan participants via an automatic quarterly deduction and investment consulting fees are paid quarterly from forfeitures.
Prior to January 1, 2020, recordkeeping fees of nine basis points were allocated to participant accounts based upon account balances and were included in net appreciation in fair value of investments.
Expense Offset Arrangements
Prior to January 1, 2020, fees incurred by the Plan for investment management services or recordkeeping were included in net appreciation in fair value of investments, as they were paid through revenue sharing, rather than by direct payment.
Note 3: Fair Value Measurements
ASC 820 defines fair value and establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:
Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Cornerstone Building Brands 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2020 and 2019

Level 2 Inputs to the valuation methodology include: 1) quoted prices for similar assets or liabilities in active markets, 2) quoted prices for identical or similar assets or liabilities in inactive markets, 3) inputs other than quoted prices that are observable for the asset or liability, and 4) inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
An asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.
In determining the fair value, the Plan generally uses the market approach. The market approach uses prices and other relevant data based on market transactions involving identical or comparable assets and liabilities.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019.
Mutual funds: Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the plan are classified as Level 1 investments, except for the mutual funds which are part of unitized portfolios for which the NAV is calculated by dividing the sum of the values of the underlying funds comprising the portfolio by the outstanding units of the portfolio, representing Level 2 measurements. The values of the funds are determined using the daily closing prices as reported by the funds. The mutual funds held by the Plan are deemed to be actively traded (market approach).
Cornerstone Building Brands Stock Fund (“Cornerstone Unitized Fund”): Prior to January 1, 2020, this unitized fund was valued at the NAV of units of the fund. The NAV, as provided by Wells Fargo, was used as a practical expedient to estimate fair value. The NAV was based on the fair value of the underlying investments held by the fund, which was comprised of the Cornerstone Building Brands stock (“Cornerstone Stock”) and a money market fund.
Cornerstone Building Brands Stock Fund (“Cornerstone Stock Fund”): Effective January 1, 2020, the Cornerstone Stock Fund is only comprised of Cornerstone stock and is valued at the closing price reported on the active market on which the individual security is traded.
Common collective trust: This fund, which is a stable value fund, is valued at the NAV of units of the collective trust. The NAV, as provided by Fidelity and Wells Fargo in 2020 and 2019, respectively, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund, less its liabilities.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Cornerstone Building Brands 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2020 and 2019

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2020 and 2019:

	Assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Mutual funds	$203,285,763	$296,024,166	$—	$499,309,929
Cornerstone Stock Fund	8,253,674	—	—	8,253,674
Total assets in the fair value hierarchy	$211,539,437	$296,024,166	$—	$507,563,603

Investments measured at net asset value (a):
Common collective trust				90,673,139
Total investments measured at net asset value				90,673,139
Investments at fair value				$598,236,742

	Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Mutual funds	$—	$9,024	$—	$9,024
Total assets in the fair value hierarchy	$—	$9,024	$—	$9,024

Investments measured at net asset value (a):
Common collective trust				44,516,726
Cornerstone Unitized Fund				7,986,030
Total investments measured at net asset value				52,502,756
Investments at fair value				$52,511,780
(a)In accordance with Subtopic ASC 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statement of Net Assets Available for Benefits.
Note 4: Fair Value of Investments in Entities that Use NAV
The following table sets forth a summary of the Plan’s investments with a reported NAV as of December 31, 2020 and 2019:

	Fair Value Estimated Using NAV per Share
	December 31, 2020	December 31, 2019	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Common collective trust	$90,673,139	$44,516,726	None	Daily	None	12 months
Cornerstone Unitized Fund (a)	—	7,986,030	None	Daily	None	None
(a)Established to provide employees an opportunity to share in the successes of the Company, and prior to January 1, 2020, included investments in the Cornerstone stock and a money market fund. Effective January 1, 2020 as a result of the conversion to Fidelity, the Cornerstone Stock Fund is only comprised of Cornerstone stock and is valued at the closing price reported on the active market on which the individual security is traded. Therefore, it is shown as a Level 1 investment and excluded from the NAV table at December 31, 2020.

Cornerstone Building Brands 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2020 and 2019

Note 5: Related Party Transactions
Certain Plan investments are shares of a collective fund managed by Wells Fargo, and mutual funds managed by Fidelity. Additionally, the Plan invests in shares of the Company’s common stock and issues participant notes receivable. Such transactions qualify as party-in-interest transactions. These transactions are exempt from the ERISA prohibited transaction rules; thus, these transactions are permitted.
The Plan incurs expenses related to general administration. The Plan Sponsor pays certain expenses and accounting fees on behalf of the Plan.
Effective January 1, 2020, the Plan invests in the Cornerstone Stock Fund, which is comprised only of Cornerstone Stock. The Plan held 889,405 shares of the Cornerstone Stock Fund, valued at $8,253,674 at December 31, 2020. Prior to January 1, 2020, the Plan invested in the Cornerstone Unitized Fund, which was comprised of Cornerstone stock and a money market fund. The Plan held 8,952,617 units of the Cornerstone Unitized Fund, valued at $7,986,030 at December 31, 2019 (comprised of 929,321 shares of Cornerstone stock, valued at $7,908,515, and a money market fund valued at $77,515). During the year ended December 31, 2020, purchases and sales of shares of Cornerstone stock by the Plan totaled $6,592,333 and $8,061,462, respectively, and during the year ended December 31, 2019, purchases and sales of shares of Cornerstone stock by the Plan totaled $5,162,196 and $3,538,516, respectively. For the years ended December 31, 2020 and 2019, the Plan had earnings of $1,736,773 and $1,580,642 on the shares of the Cornerstone Stock Fund and units of the Cornerstone Unitized Fund, respectively. These transactions qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.
Note 6: Plan Tax Status
The Plan, as amended and restated effective January 1, 2020, is a Volume Submitter Profit Sharing Plan with CODA (volume submitter plan) that is designed to comply with provisions of EGTRRA. Such volume submitter plans are pre-approved by the Internal Revenue Service (“IRS”) by reference to the Cumulative List of Changes in Plan Qualification Requirements (the “Cumulative List”) provided under EGTRRA. Accordingly, the Plan was eligible for a six-year remedial amendment cycle. Because the Plan is a volume submitter plan, the Company is not authorized to amend the Plan except to comply with changes in the Cumulative List. The Fidelity Document received a favorable advisory letter from the IRS dated March 31, 2014. Prior to January 1, 2020, the Plan was based on a volume submitter plan under Wells Fargo, which held a favorable advisory letter from the IRS dated March 31, 2014.
U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020 and 2019, there are no uncertain positions taken or expected to be taken. The Plan has not recognized any interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
Note 7: Delinquent Participant Contributions
A contribution for the final pay period in 2019 could not be funded to Fidelity until January 24, 2020, due to the transition blackout period. The Plan Sponsor has determined this is not a prohibited transaction; however, the Company calculated and remitted the lost earnings for the contributions totaling $199,739 for this time period under the Voluntary Fiduciary Correction Plan (“VFCP”).
The Company determined that it erroneously failed to remit participant contributions totaling $3,357,792 to the Plan on a timely basis (within seven days) for the year ended December 31, 2018. While making the corrections for these late contributions, the Company determined that all contributions over five days late would be corrected, and therefore, the total amount to be corrected for the year ended December 31, 2018 increased to $5,354,066. The Company corrected this under the VFCP in 2020.
The Ply Gem Plan had late contributions and loan repayments totaling $3,311,198 for the 2018 plan year, late contributions and loan repayments totaling $892,296 for the 2017 plan year, and late contributions and loan repayments totaling $2,312,610 for the 2016 plan year. These amounts include additional late contributions and loan repayments identified after the 2019 Schedule of Delinquent Contributions was finalized. The reason for the additional late deferrals and loan repayments was that

Cornerstone Building Brands 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2020 and 2019

the initial Schedule of Delinquent Contributions only included amounts that were remitted after eleven to thirteen business days after the payroll date, and the revised Schedule of Delinquent Contributions included all remittances made after seven business days. The Company has completed the process of filing under the VFCP for each of these late contributions. See the accompanying supplemental Schedule of Delinquent Participant Contributions. There were delinquent contributions identified (and not reported on the 2019 Schedule of Delinquent Participant Contributions) for the 2019 plan year. This 2019 correction includes late payments for the blackout period mentioned in Note 1 for the merger. The Company has completed the process of filing under the VFCP for these delinquent contributions, which included late contributions and loan repayments totaling $1,919,589 for the 2019 plan year. These amounts are shown as fully corrected on the 2020 Schedule of Delinquent Participant Contributions.
The Ply Gem Plan had additional late contributions and loan repayments totaling $724,813 for the 2019 plan year, which have not yet been corrected. The Company is in the process of calculating and remitting lost earnings and filing under the VFCP. These amounts are listed as Contributions Not Corrected on the Schedule of Delinquent Participant Contributions.
The Environmental Materials Plan had late contributions and loan repayments totaling $183 for the 2019 plan year. These were fully corrected outside of the VFCP during 2020.
Note 8: Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2020 and 2019, to the net assets on Form 5500:

	2020	2019
Net assets available for benefits per the financial statements	$612,109,794	$309,597,874
Transfers in from merged plans (a)	—	283,088,731
Net assets per Form 5500	$612,109,794	$592,686,605
The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the years ended December 31, 2020 and 2019, to the net income on Form 5500:

	2020	2019
Net increase in net assets available for benefits, after transfers, per the financial statements	$302,511,920	$36,850,738
Change in delinquent loans deemed distributions	—	349,347
Transfers in from merged plans (a)	(283,088,731)	283,088,731
Net income plus transfers per Form 5500	$19,423,189	$320,288,816
(a)The transfers out of these plans were reported on the 2019 Form 5500 for each of these plans in order to file a final Form 5500 for the respective plans. In order to be consistent, the transfers in were included on the Plan’s 2019 Form 5500, but not included in the Plan’s financial statements until 2020.
Note 9: Subsequent Events
Effective March 15, 2021, the Kleary Masonry 401(k) Plan & Trust was merged into the Plan. Assets of approximately $465,000 were transferred into the Plan during 2021.
Plan management has evaluated all subsequent events, through June 22, 2021, which is the date the financial statements were available to be issued.

Supplemental Schedule
Cornerstone Building Brands 401(k) Profit Sharing Plan
EIN: 76-0127701; PN: 001
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
As of December 31, 2020

	Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions					Total Fully Corrected Under VFCP and PTE 2002-51
	Check here if Late Participant Loan Repayments are included: ☒	Contributions Not Corrected		Contributions Corrected Outside VFCP		Contributions Pending Correction in VFCP
2019*	$199,739	$—		$—		$—	$199,739
2019*	2,644,585	724,813	***	183	****	—	1,919,589	**
2018*	5,354,066	—		—		—	5,354,066
2018*	3,311,198	—		—		—	3,311,198	**
2017*	892,296	—		—		—	892,296	**
2016*	2,312,610	—		—		—	2,312,610	**

*	Indicates a party-in-interest as defined by ERISA
**	Related to the Ply Gem Plan which was merged into the Plan. Amounts include late deferrals shown on the Ply Gem Plan’s 2019 financial statements and loan repayments not previously reported on the Ply Gem Plan’s 2019 financial statements. The 2019 deferrals and loan repayments were not previously reported on the 2019 financial statements for the Ply Gem Plan.
***	Related to the Ply Gem Plan which was merged into the Plan. This includes $622,443 of late contributions as shown on the 2019 financial statements of the Ply Gem Plan as well as loan amounts of $102,370. The Company is in the process of calculating and remitting lost earnings and filings under the VFCP.
****	Related to the Environmental Materials Plan, which was merged into the Plan. Amount was fully corrected outside of the VFCP in 2020.
See Report of Independent Registered Public Accounting Firm

Supplemental Schedule
Cornerstone Building Brands 401(k) Profit Sharing Plan
EIN: 76-0127701; PN: 001
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2020

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
	Wells Fargo Stable Value Fund E	Common collective trust	**	$90,673,139
*	Cornerstone Building Brands Stock Fund	Common Stock	**	8,253,674
	Vanguard Treasury Money Market	Mutual fund	**	3,844,894
	Vanguard Institutional Target Retirement Income	Mutual fund	**	3,447,798
	Vanguard Institutional Target Retirement 2015	Mutual fund	**	4,235,165
	Vanguard Institutional Target Retirement 2020	Mutual fund	**	14,120,082
	Vanguard Institutional Target Retirement 2025	Mutual fund	**	21,235,491
	Vanguard Institutional Target Retirement 2030	Mutual fund	**	29,123,651
	Vanguard Institutional Target Retirement 2035	Mutual fund	**	20,034,650
	Vanguard Institutional Target Retirement 2040	Mutual fund	**	19,163,215
	Vanguard Institutional Target Retirement 2045	Mutual fund	**	10,640,363
	Vanguard Institutional Target Retirement 2050	Mutual fund	**	11,183,818
	Vanguard Institutional Target Retirement 2055	Mutual fund	**	4,920,046
	Vanguard Institutional Target Retirement 2060	Mutual fund	**	3,167,321
	Vanguard Institutional Target Retirement 2065	Mutual fund	**	775,470
	Vanguard TL International Bond Index Ad	Mutual fund	**	938,634
	DFA Global Real Estate Fund	Mutual fund	**	1,417,863
*	Fidelity Government Money Market Fund	Mutual fund	**	3,437
*	Fidelity U.S. Bond Index Fund	Mutual fund	**	8,227,983
*	Fidelity Total Market Index Fund	Mutual fund	**	41,246,020
*	Fidelity Total International Index Fund	Mutual fund	**	5,559,862
	Cornerstone Fixed Income Fund
	Frost Low Duration Bond Inst	Mutual fund	**	10,970,845
*	Fidelity US Bond Index	Mutual fund	**	7,248,594
	PGIM Total Return Bond R6	Mutual fund	**	7,248,594
*	Fidelity Inflation-Prot BD Index	Mutual fund	**	4,309,976
	Eaton Vance Income Fund of Boston I	Mutual fund	**	5,093,607
	Vanguard Total Intl BD IDX Admiral	Mutual fund	**	4,309,975
				39,181,591
	Cornerstone U.S. Large Cap Equity Fund
	MFS Value R4	Mutual fund	**	42,725,099
*	Fidelity 500 Index	Mutual fund	**	44,019,799
	T. Rowe Price Lrg CP GR I	Mutual fund	**	42,725,099
				129,469,997

*	Indicates a party-in-interest as defined by ERISA
**	Cost information is not presented because all investments are participant directed

See Report of Independent Registered Public Accounting Firm

Supplemental Schedule
Cornerstone Building Brands 401(k) Profit Sharing Plan
EIN: 76-0127701; PN: 001
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
As of December 31, 2020

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
	Cornerstone U.S. Small/Mid Cap Equity Fund
*	Fidelity Mid Cap Index	Mutual fund	**	35,960,629
	Victory Sycamore Small Company Opp I	Mutual fund	**	17,980,314
	Hood River Small-Cap Growth Retirement	Mutual fund	**	17,980,314
				71,921,257

	Cornerstone International Equity Fund
*	Fidelity Total International Index Fund	Mutual fund	**	27,725,660
	American Funds Europacific Growth R6	Mutual fund	**	27,725,661
				55,451,321
*	Participant loans	Loans to participants bearing interest at rates ranging from 3.25% to 10.25% and mature through 2039	—	13,660,154
				$611,896,896

*	Indicates a party-in-interest as defined by ERISA
**	Cost information is not presented because all investments are participant directed

See Report of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Cornerstone Building Brands, Inc., as administrator for the Cornerstone Building Brands 401(k) Profit Sharing Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Cornerstone Building Brands 401(k) Profit Sharing Plan

CORNERSTONE BUILDING BRANDS, INC.
(as administrator of the Cornerstone Building Brands 401(k) Profit Sharing Plan)

Date: June 22, 2021	By:	/s/ Jeffrey S. Lee
Jeffrey S. Lee
Executive Vice President, Chief Financial Officer and
Chief Accounting Officer

INDEX TO EXHIBITS

Exhibit	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm, Hancock Askew & Co., LLP
23.2	Consent of Independent Registered Public Accounting Firm. ACM LLP